EXHIBIT 4.16

                                  July 30, 2003


Israel Discount Bank Ltd.


Dear Sirs,


           Re: AMENDMENT OF ADDITIONAL CONDITIONS FOR GRANTING CREDITS


Pursuant to Section 11.2 of the Additional Conditions for Granting Credits dated September 19, 2000, as amended by the Amendment of Additional Conditions for Granting Credits dated August 13, 2002 (jointly the "Additional Conditions"), we hereby confirm our agreement to the amendment to the Additional Conditions as follows:

1.         In Section 1, the term "Maturity Date" shall be redefined as follows:

           ""Maturity Date" means August 31, 2004."

2.         The following changes shall be made to Section 5.2:

           a. The words "July 30, 2002" shall be replaced by "July 30, 2003".

           b. The number amount and words "USD 35,000 (thirty five thousand US dollars)" shall be replaced by "USD 40,000 (forty thousand US dollars)."

3. All the remaining terms of the Additional Conditions shall remain operative and in effect without any change.

4. The Company undertakes to pledge in favour of the Israel Discount Bank Ltd., on a pari passu basis with a pledge in favour of the Industrial Development Bank of Israel Ltd., an assignment by way of charge of all its rights to receive revenue under the following agreements:

           a. Master License Agreement with Motorola Inc., dated April 12 and April 15, 2003; and

           b.         Heads of Agreement with Texas Instruments France S.A.
                      ("TI"), dated June 11, 2003.


           The Company undertakes to use its best efforts to obtain from TI an agreement to pay all sums due under the Heads of Agreement to the account of the Company with the Israel Discount Bank or with the Industrial Development Bank of Israel Ltd. until June 1, 2004.

           The Company undertakes to use its best efforts to obtain from Motorola Inc. an agreement to pay all sums due under the Master License Agreement to the account of the Company with the Israel Discount Bank or with the Industrial Development Bank of Israel Ltd.

The changes above shall not affect the Convertible Debenture Agreement dated September 19, 2000, as amended on August 13, 2002 (jointly, the "CD"), and the CD shall remain in full force and effect in accordance with its terms.

Please confirm your agreement to the above amendments to the Additional Conditions.

                                          Yours sincerely,


                                          e-SIM Ltd.

                                          /s/ Yaron Eldad

                                          By: Yaron Eldad
                                          Title: Chief Financial Officer
                                                 and Chief Operating Officer



We confirm our agreement to the above amendments to the Additional Conditions, subject to the agreement of the Industrial Development Bank Ltd. to sign an equivalent Amendment of Additional Conditions for Granting Credit on the loan between e-SIM Ltd. and the Industrial Development Bank Ltd. within three (3) days of the date hereof.



Israel Discount Bank Ltd.

/s/ Doron Naveh

By: Doron Naveh
Title: Corporate Business Officer


/s/ Shuki Rozenkar

By: Shuki Rozenkar
Title: Business Manager








                                       2